November 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:Arena Fortify Acquisition Corp.

Registration Statement on Form S-1

Filed March 19, 2021, as amended

File No. 333-254532

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Arena Fortify Acquisition Corp.  (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on November 9, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 375 copies of the preliminary prospectus dated November 9, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Jay Coleman
Name:	Jay Coleman
Title:	Managing Director

INTREPID PARTNERS, LLC

By:	/s/ Christopher Winchenbaugh
Name:	Christopher Winchenbaugh
Title:	President

[Signature Page to Underwriter’s Acceleration Request Letter]